

March 8, 2013

<u>Via E-mail</u>
Mr. Gary S. Titus
Chief Financial Officer and
Senior Vice President, Finance
SciClone Pharmaceuticals, Inc.
950 Tower Lane, Suite 900
Foster City, CA 94404

Re: **SciClone Pharmaceuticals, Inc.**
Item 4.01 and 4.02 Form 8-K
Filed February 22, 2013
File No. 000-19825

Dear Mr. Titus:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief